

December 13, 2011

<u>Via E-mail</u>
Brian J. Bohunicky
Chief Financial Officer
Oragenics, Inc.
3000 Bayport Drive, Suite 685
Tampa, FL 33607

> **Re:**   **Oragenics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 001-32188**

Dear Mr. Bohunicky:

We have reviewed your response letter filed on November 14, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

<u>Item 10. Directors, Executive Officers and Corporate Governance</u>
<u>Director Independence, page 58</u>

1. We note your response to prior comment 1. Please provide an expanded legal analysis as to why your promissory note with KFLP would not be considered payment for property or services such that Christine Koski and Robert Koski would not be considered independent directors under NASDAQ Marketplace Rule 5605(a)(2)(D).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell at (202) 551-3873, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director